Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

William Lyon Homes:

We consent to the use of our reports dated March 9, 2017, with respect the consolidated balance sheets of William Lyon Homes and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Irvine, California

April 13, 2017